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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

THE SPORTSMAN’S GUIDE, INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
848907201
(CUSIP Number)
December 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	848907201

1	NAMES OF REPORTING PERSONS: Gregory R. Binkley

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	5	SOLE VOTING POWER:

NUMBER OF		365,200

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,000

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		365,200

WITH:	8	SHARED DISPOSITIVE POWER:

		3,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	368,200

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	4.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

Item 1.	(a)	Name of Issuer:
The Sportsman’s Guide, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:
411 Farwell Avenue
South St. Paul, MN 55075

Item 2.	(a)	Name of Person Filing:
Gregory R. Binkley

	(b)	Address of Principal Business Office, or if None, Residence:
411 Farwell Avenue
South St. Paul, MN 55075

	(c)	Citizenship:
United States

	(d)	Title of Class of Securities:
Common Stock

	(e)	CUSIP Number:
848907201

Item 3.	Inapplicable.

Item 4.	Ownership.
(a)	Amount Beneficially Owned
368,200 shares of common stock, 338,200 of which represent the right to acquire stock within 60 days
(b)	Percent of Class
4.8%
(c)	Number of Shares as to which the Person has:
(i)	Sole power to vote or direct the vote

365,200

(ii)	Shared power to vote or direct the vote

3,000

(iii)	Sole power to dispose or to direct the disposition of

365,200

(iv)	Shared power to dispose or to direct the disposition of

3,000

Item 5.	Ownership of Five Percent or Less of a Class.

If this Statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the Class of Securities, check the following. ☑

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Inapplicable

Item 8.	Identification and Classification of Members of the Group.

Inapplicable

Item 9.	Notice of Dissolution of Group.

Inapplicable

Item 10.	Certification.

Inapplicable.
SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 2, 2006

Signature:	/s/ GREGORY R. BINKLEY

Name/Title	Gregory R. Binkley

*	Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).